Exhibit 99.1

Sierra Metals Reports Consolidated Financial Results for the Second Quarter of 2021 and Provides Revised Guidance for 2021

Conference Call August 10, 2021, at 10:30 AM (EDT)

(All $ figures reported in USD)

  Revenue from metals payable of $79.4 million in Q2 2021, a 90% increase from $41.9 million in Q2 2020
  Operating cash flows before movements in working capital of $35.8 million in Q2 2021, a 171% increase from $13.2 million in Q2 2020
  Adjusted EBITDA of $37.7 million in Q2 2021, a 173% increase from $12.6 million in Q2 2021
  Record quarterly throughput at the Yauricocha Mine in Peru
  Q2 2021 consolidated production includes 9.5 million pounds of copper, a 2% decrease; 1.0 million ounces of silver, a 67% increase; 21.1 million pounds of zinc, a 54% increase; 8.0 million pounds of lead, a 24% increase; and 2,812 ounces of gold, a 2% increase respectively, compared to Q2 2020. Copper production decreased due to mining of lower-grade zones in Yauricocha and Bolivar
  Cash costs and All-in Sustaining Costs ("AISC") per copper equivalent payable pound of $1.41 and $1.57 respectively compared to Q2 2020 cash costs of $0.91 and AISC of $1.80 at the Yauricocha Mine; cash costs and AISC per copper equivalent payable pound of $1.17 and $3.27 respectively compared to Q2 2020 cash costs of $1.02 and AISC of $1.60 at the Bolivar Mine; cash costs and AISC per silver equivalent payable ounce of $21.67 and $35.73 respectively compared to Q2 2020 cash costs of $18.66 and AISC of $26.25 at the Cusi Mine; cash costs increased during Q2 2021 due to the ongoing COVID-19 related impact on operations, while AISC was driven higher by the increase in sustaining capital expenditure, as the mines tried to catch up on the capital expenditure deferred during the recent quarters.
  $76.1 million of cash and cash equivalents as at June 30, 2021
  A shareholder conference call to be held Tuesday, August 10, 2021, at 10:30 AM (EDT)

TORONTO--(BUSINESS WIRE)--August 9, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today reported revenue of $79.4 million and an adjusted EBITDA of $37.7 million on the throughput of 787,534 tonnes and metal production of 24.8 million copper equivalent pounds for the three-month period ended June 30, 2021. The Company saw increased metals production of all individual metals except copper in Q2 2021. However, using the formula below to calculate copper equivalent, the increased copper price lowers the total copper equivalent pounds produced.

Copper Equivalent Pounds produced = (Ag ounces Produced * Ag$) + (Pb pounds produced * Pb$) + (Zn Pounds Produced *Zn$) + (Au ounces produced *Au$) + (Cu Pounds Produced*Cu$) / Cu$

At the Yauricocha Mine, the higher throughput was partially offset by lower head grades for all metals, resulting in a 7% higher copper equivalent production as compared to Q2 2020. In terms of zinc equivalents, this was a 29% increase over the same quarter of 2020. Copper production for the quarter was 11% lower, while silver, lead, zinc and gold production increased by 35%, 22%, 54% and 23%, respectively, compared to Q2 2020. Due to COVID-19 operating restrictions, the focus has been on larger, but low-grade ore bodies to meet tonnages with a reduced workforce. As a result, mining of certain high-grade, but smaller ore bodies have been delayed while the Company continues to manage operations during the pandemic.

The Bolivar Mine processed 385,331 tonnes in Q2 2021, which is a 25% increase from the Q2 2020 throughput. The average daily throughput realized during the quarter was 4,404 tpd. Head grades for copper, silver, and gold were 8%, 27%, and 30% lower, respectively, compared to Q2 2020. Grades were negatively impacted by the inability to continue mining in the Bolivar West zone due to the COVID-19 residual delays in development and infrastructure. Production continues to be focused more on the Mina de Fierro zone in Q2 2021. Mina de Fierro is a larger ore body with greater tonnages; however, the head grades and recoveries are lower than the Bolivar West zone. Copper equivalent production for Q2 2021 decreased 8% compared to Q2 2020 because of lower silver (6%) and gold (15%) production offset by 5% higher copper production.

The Cusi Mine throughput for Q2 2021 was 73,294 tonnes or 838 tpd. There was no production during the same quarter of 2020, as Cusi remained in care and maintenance throughout that quarter due to the government-mandated shutdown to contain the advancement of COVID-19. The silver head grade for Q2 2021 was 138.94 g/t resulting in silver production of 269,000 ounces. Mined tonnage and grade were impacted by the problems related to underground water and high temperatures deemed unsafe to work in the planned mining zones. Additionally, gold production was 142 ounces, and lead production was 129,000 pounds respectively during the quarter.

Consolidated production of silver increased 67% to 1.0 million ounces, copper decreased 2% to 9.5 million pounds, lead increased 24% to 8.0 million pounds, zinc increased 54% to 21.1 million pounds, and gold increased 2% to 2,812 ounces compared to Q2 2020.

Luis Marchese, CEO of Sierra Metals, commented, "Despite the challenges we faced in relation to the COVID-19 pandemic in the second quarter, the Company continues to see improvements in consolidated throughput, revenue, EBITDA and net income over the same period in 2020 and over the previous quarter in 2021. Our teams are using best practices to manage the impact of the pandemic. However, in reflecting the ongoing challenges of the COVID-19 pandemic and the impact on operations in the first half of 2021, we saw the need to revise our production, cost, and EBITDA guidance to align with the outlook for the year. While Peru and Mexico are making important improvements on their vaccination efforts, COVID-19 remains an ongoing challenge, adding to our cost base and challenging some of our processes. Overall, our goal continues to be to avoid any mine closures while ensuring that strict protocols remain in place to protect the wellbeing of our employees and the local communities."

He continued, "During the second quarter, we received the final permit required to expand the throughput at Yauricocha to 3,600 tonnes per day. Looking ahead to the remainder of 2021, we are also expanding and diversifying operations at Bolivar with the construction of a 500,000 tonne per year magnetite plant, expected to be fully operational early next year. Furthermore, we continue to work on the completion of a Preliminary Feasibility Study to evaluate a 53% throughput expansion at the Yauricocha Mine in Peru and a potential doubling of production at the Bolivar and Cusi Mines in Mexico. Finally, turning to exploration, we continue with our brownfield programs while reactivating our greenfield explorations programs, and we continue to work to improve operations and manage costs in this challenging environment."

He concluded, "The Company continues to have a strong balance sheet and strong EBITDA to support the Company's capital expenditures and growth initiatives at all mines, and we continue to work to improve per-share value for all shareholders. Based on our current budgeting process, and current strong metals price environment, this scenario could provide support for an attractive dividend policy."

The following table displays selected financial and operational information for the three months ended June 30, 2021:

MDA Selected Financial Results

	Three Months Ended		Six Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Operating
Ore Processed / Tonnes Milled	787,534	511,485	1,561,955	1,252,183
Silver Ounces Produced (000's)	954	572	1,915	1,520
Copper Pounds Produced (000's)	9,535	9,708	17,430	21,483
Lead Pounds Produced (000's)	7,960	6,406	16,964	15,485
Zinc Pounds Produced (000's)	21,133	13,741	45,256	35,387
Gold Ounces Produced	2,812	2,762	5,448	6,419
Copper Equivalent Pounds Produced (000's)[1]	24,786	22,743	50,157	54,016
Zinc Equivalent Pounds Produced (000's)[1]	81,114	61,353	160,750	146,032
Silver Equivalent Ounces Produced (000's)[1]	4,043	3,297	7,778	8,028

Cash Cost per Tonne Processed	$46.54	$34.26	$47.04	$41.62
Cost of sales per AgEqOz	$9.91	$6.93	$10.66	$8.11
Cash Cost per AgEqOz[2]	$9.17	$6.87	$10.06	$7.79
AISC per AgEqOz[2]	$18.48	$12.29	$19.04	$13.71
Cost of sales per CuEqLb[2]	$1.62	$1.00	$1.65	$1.21
Cash Cost per CuEqLb[2]	$1.49	$1.00	$1.56	$1.16
AISC per CuEqLb[2]	$3.01	$1.78	$2.95	$2.04
Cost of sales per ZnEqLb[2]	$0.50	$0.37	$0.52	$0.45
Cash Cost per ZnEqLb[2]	$0.46	$0.37	$0.49	$0.43
AISC per ZnEqLb[2]	$0.92	$0.66	$0.92	$0.75

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.43	$0.34	$0.45	$0.39
AISC per ZnEqLb (Yauricocha)[2]	$0.79	$0.67	$0.82	$0.76
Cash Cost per CuEqLb (Yauricocha)[2]	$1.41	$0.91	$1.45	$1.06
AISC per CuEqLb (Yauricocha)[2]	$2.57	$1.80	$2.62	$2.05
Cash Cost per CuEqLb (Bolivar)[2]	$1.17	$1.02	$1.38	$1.09
AISC per CuEqLb (Bolivar)[2]	$3.27	$1.60	$3.09	$1.73
Cash Cost per AgEqOz (Cusi)[2]	$21.67	$18.66	$20.15	$21.53
AISC per AgEqOz (Cusi)[2]	$35.73	$26.25	$32.92	$28.96
Financial
Revenues	$79,449	$41,901	$149,073	$97,459
Adjusted EBITDA[2]	$37,689	$12,595	$62,958	$28,669
Operating cash flows before movements in working capital	$35,848	$13,184	$61,474	$28,894
Adjusted net income (loss) attributable to shareholders[2]	$12,681	$1,344	$17,064	$2,554
Net income (loss) attributable to shareholders	$9,084	$154	$12,168	$(1,715)
Cash and cash equivalents	$76,102	$40,743	$76,102	$40,743
Working capital	$62,291	$49,351	$62,291	$49,351
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2021 were calculated using the following realized prices: $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au.
(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

The following table displays average realized metal prices information for the three months ended June 30, 2021, vs June 30, 2020:

Average Realized Metal Prices			%
(In US dollars)	Q2 2021	Q2 2020	Increase

Silver ($/oz)	$26.80	$16.59	62%
Copper ($/lb)	$4.37	$2.40	82%
Lead ($/lb)	$0.97	$0.76	28%
Zinc ($/lb)	$1.34	$0.89	51%
Gold ($/oz)	$1,818	$1,722	6%

Q2 2021 Financial Highlights

Revenue from metals payable of $69.6 million in Q2 2021 increased by 25% from $55.6 million in Q2 2020. The increase in revenues was primarily driven by the increase in realized metal prices, which more than compensated for the decrease in metal payable, except zinc and lead.

Yauricocha's cost of sales per copper equivalent payable pound was $1.53 (Q2 2020 - $0.94), cash cost per copper equivalent payable pound was $1.41 (Q2 2020 - $0.91), and AISC per copper equivalent payable pound of $2.57 (Q2 2020 - $1.80). Unit costs increased during Q2 2021 as the 5% increase in copper equivalent payable pounds could not compensate for the higher production costs during Q2 2021. It may be noted here that costs for Q2 2020 were also suppressed due to a lack of underground development activities resulting from the COVID-19 related lack of workforce at the site. AISC per copper equivalent payable pounds for Q2 2021 was also driven higher by a sharp increase in sustaining capital expenditure during the quarter compared to Q2 2020 when the Company had to curtail or defer its capital projects for cash preservation.

Bolivar's cost of sales per copper equivalent payable pound was $1.33 (Q2 2020 - $1.01), cash cost per copper equivalent payable pound was $1.17 (Q2 2020 - $1.02), and AISC per copper equivalent payable pound was $3.27 (Q2 2020 - $1.60) for Q2 2021. Costs increased as the mine ramped up development activities. Unit costs were also impacted by the 15% decrease in the copper equivalent payable pounds during Q2 2021 compared to Q2 2020. AISC per copper equivalent payable pound was also negatively impacted by the increase in treatment and refining costs and higher sustaining capital during the quarter.

Cusi's cost of sales per silver equivalent payable ounce was $21.90 (Q2 2020 - $16.33), cash cost per silver equivalent payable ounce was $21.67 (Q2 2020 - $18.66), and AISC per silver equivalent payable ounce was $35.73 (Q2 2020 - $26.25) for Q2 2021.

Adjusted EBITDA(1) increased 173% to $37.7 million for Q2 2021 from $12.6 million in the same quarter of 2020.

Net income attributable to shareholders for Q2 2021 was $9.1 million (Q2 2020: $0.2 million) or $0.06 per share (basic and diluted) (Q2 2020: $0.00).

Adjusted net income attributable to shareholders(1) of $12.7 million, or $0.08 per share, for Q2 2021 compared to the adjusted net income of $1.3 million, or $0.01 per share for Q2 2020.

Cash flow generated from operations before movements in working capital of $35.8 million for Q2 2021 increased compared to $13.2 million in Q2 2020. The increase resulted from higher revenue during the quarter resulting from higher realized metal prices; and

Cash and cash equivalents of $76.1 million and working capital of $62.3 million as at June 30, 2021, compared to $71.5 million and $70.9 million, respectively, at the end of 2020. Cash and cash equivalents increased as $46.6 million of cash generated from operating activities were partially used to finance capital expenditure of $34.1 million, repayment of debt installment of $6.2 million and interest payment of $1.7 million.

(1) This is a non-IFRS performance measure. See the Non-IFRS Performance Measures section of the MD&A.

Exploration Update

Peru:

  During the second quarter, 1,033 meters of surface exploration drilling was completed in the Triada copper porphyry target, reaching a total of 1,479 meters for the year. Additionally, 697 meters of drilling was completed in the Kilkasca zones, for a total of 921 meters for the year 2021.
  Underground exploration drilling continued during Q2 2021 with the aim to replace and increase mineral resources that were depleted during 2020 and the first half of 2021. Approximately 4,976 meters of drilling was completed in Esperanza North, Central Mine, Cachi-cachi and the high-grade cuerpos chicos.

Mexico:

Bolivar

  At Bolivar during Q2 2021, 11,377 meters were drilled in the Bolivar West, Bolivar North-West, La Montura and the Cieneguita zones encountering skarn intersections with mineralization. Additionally, infill drilling of 2,490 meters was completed in the Bolivar West zone and 2,852 meters in El Gallo Inferior.

Cusi

  During Q2 2021, the Company completed 6,518 meters of infill drilling to support the development of the Santa Rosa de Lima vein and NE Trend. In addition, 2,020 meters of surface drilling was completed to support the "San Nicolas Vein" exploration and the "Gallo vein."

Covid-19 Update

Protecting our employees and the communities in which we operate is extremely important to us. The COVID-19 situation in Peru and Mexico remains serious and is an important factor in the daily operations. The Company continues to take proactive and reactive mitigation measures adhering to strict health protocols to minimize the potential impacts from COVID-19.

The pandemic has impacted operations as we adhere to the public health restrictions. Testing and quarantining have helped identify and keep active cases from occurring in the mines, but as a result, we are operating with a reduced workforce. This results in ongoing and residual operational issues on the Company’s ability to function effectively. These issues include delayed capital expenditures, mine development and preparation of areas for mining, maintenance and replacement of equipment, staffing, specialized technical oversight, and exploration drilling, among others.

The Peruvian and Mexican governments vaccination efforts are bringing vaccines to the population in our areas of influence, starting with the most at risk in the communities. The situation is not yet under control yet and remains a significant risk for our personnel, communities, and our business. The Company has engaged proactively with the local authorities to support their efforts and to facilitate vaccination efforts nearby our operations.

Revised Guidance

The production and financial results of the Company in the first half of 2021 were impacted by COVID-19 and operational challenges. Some of the COVID-19 issues are still ongoing or are a residual effect from previous quarters on current operations. Direct impact issues have included lower workforce availability and additional costs related to management and prevention of COVID-19. Residual effect includes delays on Mine development, which has forced production to come from lower grade, higher tonnage areas in order to reach throughput targets.

Operational challenges include Permitting delays in Yauricocha, higher treatment charges due to price participation escalators from off takers, larger than normal high temperature water flows in planned mining area at Cusi, among others. Unit costs have been negatively impacted by indirect fixed costs, which must be incurred, despite lower production.

Management believes that these issues are temporary and will not affect the Company’s results in the medium to longer term time frame. Appropriate actions are being taken to return to full operational efficiency, while continuing to manage the outstanding risks related to COVID-19.

The Company has reviewed the impact of these setbacks and has lowered its production, cost, and EBITDA guidance for 2021, as per the charts below. Copper equivalent production is now expected to fall between 110 to 115 million pounds, as summarized in the table below:

Production

	Revised 2021 guidance		Original guidance
	Low	High	Low	High

Silver (000 oz)	3,700	4,000	4,298	4,628
Copper (000 lbs)	36,500	39,000	44,090	48,380
Lead (000 lbs)	30,500	33,000	31,871	34,322
Zinc (000 lbs)	76,500	84,000	101,409	109,240
Gold (oz)	10,500	11,000	10,691	11,720

Copper equivalent pounds (000's) (1)	110,000	115,000	129,988	141,018
Silver equivalent ounces (000's) (1)	13,500	14,500	16,126	17,494
(1) 2021 metal equivalent guidance was calculated using the following prices: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb and $1,936/oz Au.

The table below summarizes the equivalent production, cash costs and AISC ranges for each of the sites:

		Equivalent Production Range (1)	Cash costs range	AISC(2) range
Mine			per CuEqLb or AgEqOz	per CuEqLb or AgEqOz

Revised 2021 guidance
Yauricocha	Copper Eq Lbs ('000)	67,000 - 69,000	$1.20 - $1.25	$2.50 - $2.60
Bolivar	Copper Eq Lbs ('000)	31,000 - 33,000	$1.32 - $1.40	$2.60 - 2.74
Cusi	Silver Eq Oz ('000)	1,270 - 1,400	$16.40 - $17.90	$26.00 - $28.00

Original guidance
Yauricocha	Copper Eq Lbs ('000)	79,300 - 85,600	$0.96 - $1.03	$1.89 - $1.98
Bolivar	Copper Eq Lbs ('000)	37,500 - 41,500	$1.00 - $1.07	$1.92 - $2.05
Cusi	Silver Eq Oz ('000)	1,650 - 1,725	$13.37 - $14.08	$21.43 - $22.46
(1) 2021 metal equivalent guidance was calculated using the following prices: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb and $1,936/oz Au.
(2) AISC includes treatment and refining charges, selling costs, G&A costs and sustaining capital expenditure

Based on the new production and cost guidance ranges, Management has also revised its EBITDA guidance, which is now expected to range between $130 to $140 million, as per the table below:

	Revised 2021 Guidance		Original guidance
	EBITDA Range ($'000) (1) (2)		EBITDA Range ($'000) (1)
Mine	Low	High	Low	High

Yauricocha	87,000	91,000	93,400	100,200
Bolivar	44,000	48,000	47,200	54,500
Cusi	4,000	6,000	19,100	20,000
Corporate	(5,000)	(5,000)	(4,700)	(4,700)
Total	130,000	140,000	155,000	170,000
(1) Calculated using the following analyst consensus prices: $26.24/oz Ag, $4.13/lb Cu, $1.26/lb Zn, $0.94/lb Pb and $1,812/oz Au.
(2) Using the spot prices $25.53/oz, $4.35/lb, $1.35/lb Zn, $1.11/lb lead and $1,811/oz Au for the second half of the year, the annual EBITDA is expected to range between $134 million to $144 million

Revised capital expenditure guidance

In April 2021, the Company announced its plan to invest in constructing an iron-ore processing plant at its Bolivar Mine to produce an iron ore concentrate. With the inclusion of this project, management are now revising capital expenditure guidance for the year from $78 million to $100 million. This additional growth capital is expected to return immediate benefits in the form of additional revenues and reduce tailings deposition and related costs.

Management will continue to monitor the COVID-19 situation and its impact on the production and metal prices and will provide any further updates as required.

	Amounts in $M
Revised 2021 Capital Expenditure guidance	Sustaining	Growth	Total

Yauricocha	26	20	46
Bolivar	12	30	42
Cusi	6	5	11
Greenfield Exploration	-	1	1
Total Capital Expenditure	44	56	100

Strategic Review Process Update

The company has strong foundations for a solid valuation in the market and return for its shareholders. Despite current challenges, the company benefits from a strong EBITDA performance at current metal prices and a solid financial position to build additional value into the future. It has a current number of exciting actionable organic growth opportunities, particularly at Bolivar and Yauricocha, and a large land package for growth in the future, both near mine and further afield.

The process is still ongoing and considering all options. We expect to be able to provide a more detailed report on the process in the coming weeks.

Conference Call and Webcast

Sierra Metals' Senior Management will host a conference call on Tuesday, August 10, 2021, at 10:30 AM (EDT) to discuss the Company's financial and operating results for the three months ended June 30, 2021.

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website:
https://event.on24.com/wcc/r/3193745/DC7EA7F3C83E666235B780E1DAD14D0A

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com.

Via phone:

To register for this conference call, please use the link provided below. After registering, a confirmation will be sent through email, including dial-in details and unique conference call codes for entry. As well, reminders will be sent to registered participants in advance of the call. If you experience difficulty registering, please dial: (888) 869-1189 or (706) 643-5902 for extra assistance.

Registration is open throughout the live call. However, to ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call.

Conference Call Registration Link:
http://www.directeventreg.com/registration/event/7308198

Qualified Persons

Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Toronto Stock Exchange and the Bolsa de Valores de Lima under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of Management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in our Annual Information Form dated March 30, 2021 in respect of the year ended December 31, 2020 and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of Management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or Management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1(416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
+1(416) 366-7777